EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

LIBERTY NATIONAL BANCSHARES, INC.

and SUBSIDIARY

Consolidated Financial Statements

December 31, 2003 and 2002

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders

Liberty National Bancshares, Inc.

Conyers, Georgia

We have audited the accompanying consolidated balance sheets of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

February 27, 2004

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks, including reserve requirements of approximately $705,000 and $503,000, respectively	$5,835,635	5,715,047
Federal funds sold	3,171,000	962,046

Cash and cash equivalents	9,006,635	6,677,093

Investment securities available for sale	12,702,669	13,660,229
Other investments	426,518	392,568
Loans, net	128,767,235	95,016,120
Premises and equipment, net	4,867,325	3,704,983
Accrued interest receivable	557,241	568,304
Other assets	815,669	613,274

	$157,143,292	120,632,571

Liabilities and Stockholders’ Equity
Deposits:
Demand	$25,359,460	16,010,585
Interest-bearing demand and money market	41,158,043	33,018,239
Savings	4,003,932	2,910,717
Time	70,059,066	55,774,899

Total deposits	140,580,501	107,714,440

Note payable	2,500,000	1,000,000
Accrued interest payable and other liabilities	468,806	257,741
FHLB advances	2,500,000	2,500,000

Total liabilities	146,049,307	111,472,181

Commitments
Stockholders’ equity:
Common stock, $.50 par value; authorized 10,000,000 shares; 1,474,399 and 1,419,000 issued and outstanding	737,200	709,500
Additional paid-in capital	7,004,088	6,502,828
Retained earnings	3,207,879	1,719,161
Accumulated other comprehensive income	144,818	228,901

Total stockholders’ equity	11,093,985	9,160,390

	$157,143,292	120,632,571

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Interest income:
Interest and fees on loans	$7,719,987	6,705,558
Interest on federal funds sold	49,890	134,517
Interest on U.S. Treasuries and Government agencies securities	396,265	430,305
Interest on state, county and municipal securities	57,837	77,034
Other investment income	22,849	19,781

Total interest income	8,246,828	7,367,195

Interest expense:
Deposits:
Interest-bearing demand	277,727	457,346
Savings	12,140	17,044
Time	2,246,023	2,112,882
Other	219,330	194,713

Total interest expense	2,755,220	2,781,985

Net interest income	5,491,608	4,585,210
Provision for loan losses	388,101	389,405

Net interest income after provision for loan loss losses	5,103,507	4,195,805

Other income:
Service charges on deposit accounts	1,210,927	1,043,849
Investment securities gains	10,000	2,000
Mortgage origination fees	464,523	237,353
Other income	111,810	94,445

Total other income	1,797,260	1,377,647

Other expenses:
Salaries and other compensation	2,025,988	1,677,480
Employee benefits	450,361	322,706
Occupancy and equipment expense	622,351	594,549
Professional and other outside services	221,431	216,603
Other expense	1,253,781	1,141,331

Total other expenses	4,573,912	3,952,669

Earnings before income taxes	2,326,855	1,620,783
Income taxes	838,137	570,498

Net earnings	$1,488,718	1,050,285

Net earnings per common share:
Basic earnings per common share	$1.02	.74

Diluted earnings per common share	$.94	.71

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003 and 2002

	2003	2002
Net earnings	$1,488,718	1,050,285

Other comprehensive income (loss):
Unrealized holding gains (losses) on investment securities available for sale arising during period	(117,398)	313,402
Reclassification adjustment for (gains) losses on investment securities available for sale	(10,000)	(2,000)

Total other comprehensive income (loss) before tax	(127,398)	311,402

Income taxes related to other comprehensive income:
Unrealized holding gains (losses) on investment securities available for sale arising during period	39,915	(106,556)
Reclassification adjustment for gains (losses) on investment securities available for sale	3,400	680

Total income taxes related to other comprehensive income (loss)	43,315	(105,876)

Total other comprehensive (loss) income, net of tax	(84,083)	205,526

Total comprehensive income	$1,404,635	1,255,811

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	$706,188	6,471,196	668,876	23,375	7,869,635
Net earnings	—	—	1,050,285	—	1,050,285
Exercise of stock options (6,624 shares)	3,312	31,632	—	—	34,944
Change in comprehensive income	—	—	—	205,526	205,526

Balance at December 31, 2002	709,500	6,502,828	1,719,161	228,901	9,160,390
Net earnings	—	—	1,488,718	—	1,488,718
Sales of common stock in private placement offering (44,400 shares)	22,200	409,115	—	—	431,315
Exercise of stock options (11,000 shares)	5,500	62,327	—	—	67,827
Income tax benefit related to stock options exercised	—	29,818	—	—	29,818
Change in comprehensive income	—	—	—	(84,083)	(84,083)

Balance at December 31, 2003	$737,200	7,004,088	3,207,879	144,818	11,093,985

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings	$1,488,718	1,050,285
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net amortization and accretion on investment securities	107,171	69,653
Investment securities gains	(10,000)	(2,000)
Gain on sale of other real estate owned	(10,404)	—
Depreciation of premises and equipment	296,832	259,269
Provision for loan losses	388,101	389,405
Deferred income tax benefit	(73,889)	(107,612)
Change in deferred loan fees	(12,654)	29,574
Change in accrued interest receivable	11,063	(61,762)
Change in accrued interest payable	(5,409)	13,552
Change in other assets and other liabilities	205,574	(42,270)

Net cash provided by operating activities	2,385,103	1,598,094

Cash flows from investing activities:
Purchases of investment securities available for sale	(2,000,000)	(5,856,936)
Purchases of other investments	(33,950)	(37,500)
Maturities, calls and paydowns of investment securities available for sale	2,728,851	1,034,318
Sales of investment securities available for sale	—	2,652,001
Net change in loans	(34,354,992)	(22,697,932)
Proceeds from sale of other real estate	199,588	—
Purchases of premises and equipment	(1,458,717)	(132,427)
Improvements to other real estate owned	(1,544)	(21,152)

Net cash used by investing activities	(34,920,764)	(25,059,628)

Cash flows from financing activities:
Net change in demand and savings deposits	18,581,894	(2,859,429)
Net change in time deposits	14,284,167	13,912,808
Proceeds from other borrowings	1,500,000	1,000,000
Proceeds from exercise of stock options	67,827	34,944
Proceeds from sale of stock	431,315	—

Net cash provided by financing activities	34,865,203	12,088,323

Net change in cash and cash equivalents	2,329,542	(11,373,211)

Cash and cash equivalents at beginning of year	6,677,093	18,050,304

Cash and cash equivalents at end of year	$9,006,635	6,677,093

Supplemental disclosures of cash flow information and noncash investing and financing activities:
Cash paid for interest	$2,760,629	2,768,433
Cash paid for income taxes	$958,750	568,079
Transfer of loans to other real estate	$228,430	168,032
Change in unrealized gains/losses on investment securities available for sale, net of tax	$(84,083)	205,526

See accompanying notes to consolidated financial statements.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Liberty National Bancshares, Inc. (the “Company”), provides a full range of banking services to individual and corporate customers through its bank subsidiary, Liberty National Bank (the “Bank”), located in Conyers (Rockdale County), Georgia. The Bank has two offices in Conyers (Rockdale County), Georgia, and one office in Covington (Newton County), Georgia and conducts its banking activities primarily in Rockdale County and surrounding counties. The Company and its subsidiary are subject to the regulations of certain government agencies and, therefore, undergo periodic examinations by those regulatory authorities.

The Company was incorporated under the laws of the State of Georgia on February 13, 1997, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended. The Company began its general banking business on October 14, 1997. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Reclassifications

Certain 2002 amounts have been reclassified to conform with the presentation used in 2003.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2003 and 2002, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders’ equity. The unrealized holding gains or losses included in the separate component of stockholders’ equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Other Investments

Other investments include investments in stock of the Federal Reserve Bank, the Federal Home Loan Bank and Community Financial Services, Inc. (The Bankers Bank). These investments are carried at cost.

Loans, Loan Fees and Interest Income on Loans

Loans are stated at the principal amount outstanding, net of the allowance for loan losses and deferred loan fees. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five through eight are assigned allocations of loss based on management’s estimate of potential loss, which is generally based on collateral deficiencies or loss percentages by grade used by the Federal bank regulators. Loans graded one through four are stratified by type and allocated loss ranges based on peer group loss experience and regulatory guidelines as the Company does not have a significant loss history of its own. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an outsourced loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Income Taxes

The Company uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Statement of Cash Flows

For purposes of reporting cash flows, the Company includes cash on hand, due from banks and federal funds sold as cash and cash equivalents.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, net earnings would have reflected the proforma amounts below:

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock Based Compensation, continued

	2003	2002
Net earnings, as reported	$1,488,718	1,050,285
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax	1,748	(97,089)

Proforma net earnings	$1,490,466	953,196

Basic earnings per share, as reported	$1.02	.74
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax, per share	—	(.07)

Basic proforma earnings, per share	$1.02	.67

Diluted earnings per share, as reported	$.94	.71
Proforma stock-based compensation cost adjustments associated with new grants and forfeitures, net of tax, per share	—	(.07)

Diluted proforma earnings, per share	$.94	.64

For the proforma disclosure purposes above, the Company immediately recognized the expense associated with the option grants assuming that all awards are vested. The fair value of the options on the grant date using the Black-Scholes option pricing model, no dividend yield and an expected life of 10 years and other information used to estimate the fair value is as follows:

	2003	2002
Weighted average fair value of options at the grant date	$3.42	2.50
Risk-free interest rates	3.96%	4.14%

See note 13 for additional information regarding stock option plans.

Net Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effects of potential common shares outstanding during the period. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of both basic earnings per share and diluted earnings per share for the years ended December 31, 2003 and 2002 are as follows:

	Net Earnings	Average Shares Outstanding	Per Share Amount
For the year ended December 31, 2003:
Net earnings – basic	$1,488,718	1,463,366	$1.02
Effect of dilutive stock options	—	112,258

Net earnings – diluted	$1,488,718	1,575,624	$.94

For the year ended December 31, 2002:
Net earnings – basic	$1,050,285	1,416,895	$.74
Effect of dilutive stock options	—	73,076

Net earnings – diluted	$1,050,285	1,489,971	$.71

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (FASB) and other standard setting entities that do not require adoption until a future date are either not directly applicable at the present time or are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

(2)	INVESTMENT SECURITIES

Securities available for sale at December 31, 2003 and 2002, are as follows:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$4,560,476	18,462	—	4,578,938
U.S. Government agencies	5,233,074	170,170	—	5,403,244
State and municipal	1,567,813	43,382	—	1,611,195
Mortgage backed securities	1,121,884	130	12,722	1,109,292

	$12,483,247	232,144	12,722	12,702,669

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$2,571,232	25,784	—	2,597,016
U.S. Government agencies	6,880,419	257,675	—	7,138,094
State and municipal	2,112,301	50,756	—	2,163,057
Mortgage backed securities	1,749,457	13,557	952	1,762,062

	$13,313,409	347,772	952	13,660,229

The following outlines the unrealized losses and fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage backed securities	$1,098,755	12,722	—	—	1,098,755	12,722

The amortized cost and estimated market value of investment securities available for sale at December 31, 2003, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$4,609,623	4,678,807
Due after one year through five years	5,535,602	5,663,742
Due after five years through ten years	—	—
Greater than ten years	1,216,138	1,250,828
Mortgage backed securities	1,121,884	1,109,292

	$12,483,247	12,702,669

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2)	INVESTMENT SECURITIES, continued

The following summarizes investment securities sales activities for the years ended December 31, 2003 and 2002:

	2003	2002
Proceeds from sales of securities	$—	2,652,001

Gross gains on sales and calls of securities	10,000	7,188
Gross losses on sales of securities	—	(5,188)

Investment securities gains	$10,000	2,000

Securities with a carrying value of approximately $9,138,000 and $6,288,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

(3)	LOANS

Major classifications of loans at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Commercial	$10,364,448	8,998,629
Loans secured by real estate:
Construction	41,544,228	24,365,324
Individual mortgage	25,138,158	16,776,424
Commercial mortgage	50,946,794	43,652,956
Installment and simple interest	2,578,892	2,688,066

	130,572,520	96,481,399

Less:
Net deferred loan fees	106,123	118,777
Allowance for loan losses	1,699,162	1,346,502

Net loans	$128,767,235	95,016,120

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Rockdale County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2003 and 2002, the Bank had no non-accrual loans or loans that were considered impaired.

The following is a summary of transactions in the allowance for loan losses:

	2003	2002
Balance, beginning of year	$1,346,502	1,059,635
Provision charged to expense	388,101	389,405
Loans charged off	(65,381)	(129,209)
Recoveries of loans previously charged off	29,940	26,671

Balance, end of year	$1,699,162	1,346,502

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(4)	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Land and improvements	$1,799,253	1,694,848
Buildings and improvements	2,938,691	1,700,221
Furniture, fixtures and equipment	1,404,620	1,260,897
Leasehold improvements	7,497	41,754

	6,150,061	4,697,720
Less: Accumulated depreciation and amortization	1,282,736	992,737

	$4,867,325	3,704,983

Depreciation expense and leasehold amortization was $296,832 and $259,269, for the years ended December 31, 2003 and 2002, respectively.

(5)	DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $19,675,000 and $17,816,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$39,179,866
2005	11,536,284
2006	7,380,370
2007	7,892,474
2008	4,070,072

$70,059,066

(6)	NOTE PAYABLE

In March 2002, the Company entered into a credit facility with a correspondent bank that provides for borrowings of up to $2,500,000. The credit facility bears interest at the prime interest rate less ½% payable quarterly and matures on March 31, 2004. At maturity, the Company has the option to amortize the balance over ten years. Borrowings under the facility are collateralized by the stock of the Bank. The Company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2003, outstanding borrowings under this credit facility were $2,500,000, with an interest rate of 3.50%.

(7)	FHLB ADVANCES

At December 31, 2003 and 2002, the Bank had two advances outstanding totaling $2,500,000 from the Federal Home Loan Bank of Atlanta (the “FHLB”). The Bank has pledged approximately $2,575,500 in U.S. Government securities as collateral for the advances. One of the advances totaling $1,250,000 matures on March 3, 2005, bears interest at a fixed rate of 6.9% per annum, and provides the FHLB the option, beginning March 3, 2003, to convert this advance into a three-month LIBOR-based floating rate advance. The other advance totaling $1,250,000 matures on March 22, 2005, bears interest at a fixed rate of 6.6% per annum, and provides the FHLB the option, beginning March 22, 2002, to convert this advance into a three-month LIBOR-based floating rate advance. Both advances were obtained in 2000. If the FHLB elects not to convert the advances, then the Bank may elect to terminate in whole these transactions on any payment date with the payment of a prepayment fee to the FHLB. If the FHLB elects to convert the advances, the Bank may elect to terminate the transactions without payment of a prepayment fee on any subsequent date. As of December 31, 2003, no advances had been converted as described above.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(8)	STOCKHOLDERS’ EQUITY

Beginning October 4, 2002, the Company commenced a private placement of up to 100,000 shares of its Common Stock at $10 per share. As the shares were offered and sold pursuant to an exemption from the registration requirements of the applicable Federal and state securities laws, none of the offered and sold shares were registered with the United States Securities and Exchange Commission or any state securities commission. The offering expired on February 14, 2003. Proceeds from the offering, net of offering costs, totaled approximately $431,315, and were contributed to the Bank to support future growth.

The Board of Directors declared a 2-for-1 stock split for shareholders of record as of July 31, 2002. The distribution of the additional shares was executed August 15, 2002.

(9)	EMPLOYEE BENEFIT PLANS

The Bank has a contributory 401(k) employee profit sharing plan. Employees are eligible to participate in this plan subject to certain service requirements. Under the provisions of the plan, employees may contribute from 1 to 15 percent of their salaries, up to the legal contribution limit. Based on the profits from the previous year, the Bank contributes a percentage of eligible employee compensation to the deferred profit sharing portion of the 401(k) plan. Bank contributions vest 20 percent each year for the first five years of employment. After five years of employment, all previous and subsequent contributions vest 100%. Amounts expensed in the years ended December 31, 2003 and 2002, as a result of the Bank’s contributions to the plan, totaled approximately $40,800 and $35,000, respectively.

(10)	INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current	$912,026	678,110
Deferred	(73,889)	(107,612)

	$838,137	570,498

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Pretax income at statutory rate	$791,130	551,067

Add (deduct):
Nondeductible expenses	7,166	8,613
Tax exempt income	(19,890)	(26,192)
State income taxes and other	59,731	37,010

Income taxes	$838,137	570,498

The following summarizes the tax effects of temporary differences comprising the net deferred tax asset at December 31, 2003 and 2002:

	2003	2002
Deferred income tax assets:
Allowance for loan losses	$621,414	486,100
Deferred loan fees and other	50,305	64,200

Total deferred income tax assets	671,719	550,300

Deferred income tax liabilities:
Unrealized gain on investment securities available for sale	(74,603)	(117,900)
Accumulated depreciation	(180,830)	(133,300)

Total deferred income tax liabilities	(255,433)	(251,200)

Net deferred income tax asset	$416,286	299,100

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(11)	RELATED PARTY TRANSACTIONS

The Bank conducts transactions with directors and officers, including companies in which they have beneficial interest, in the normal course of business. It is the Bank’s policy to comply with Federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.

The Bank had deposits from related parties totaling approximately $12,221,000 at December 31, 2003. Additionally, the following table summarizes related party loan activity during 2003:

Beginning balance	$2,511,600
New loans	1,357,600
Repayments	(1,415,200)

Ending balance	$2,454,000

In 2002, the Board of Directors of the Company approved a proposal from the business interests of one of the Company’s Directors to construct the Bank’s permanent facility in Newton County, Georgia. The Company received three bids for the project, and the project was awarded to the bidder submitting the lowest bid for the construction project. During 2003, payments totaling approximately $1,244,000 were made to the business interest of the Director in connection with the construction of the banking facility.

(12)	REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2002, the most recent notification from the bank regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(12)	REGULATORY MATTERS, continued

The consolidated and bank only actual capital amounts and ratios for 2003 and 2002 are presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total Risk-Based Capital (to Risk - Weighted Assets):
Consolidated	$12,647	8.93%	11,333	8.00%	N/A	N/A
Bank	$14,384	10.16%	11,320	8.00%	14,151	10.00%

Tier I Capital (to Risk-Weighted Assets):
Consolidated	$10,948	7.73%	5,666	4.00%	N/A	N/A
Bank	$12,685	8.96%	5,660	4.00%	8,490	6.00%

Tier I Capital (to Average Assets):
Consolidated	$10,948	7.31%	5,989	4.00%	N/A	N/A
Bank	$12,685	8.50%	5,970	4.00%	7,463	5.00%

As of December 31, 2002
Total Risk-Based Capital (to Risk - Weighted Assets):
Consolidated	$10,278	9.70%	8,408	8.00%	N/A	N/A
Bank	$10,619	10.05%	8,398	8.00%	10,498	10.00%

Tier I Capital (to Risk-Weighted Assets):
Consolidated	$8,931	8.44%	4,204	4.00%	N/A	N/A
Bank	$9,297	8.79%	4,199	4.00%	6,299	6.00%

Tier I Capital (to Average ssets):
Consolidated	$8,931	7.20%	4,942	4.00%	N/A	N/A
Bank	$9,297	7.52%	4,960	4.00%	6,178	5.00%

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. The amount of dividends the Bank may pay in 2004 without prior approval is limited to approximately $2,665,000 plus 2004 earnings of the Bank.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13)	STOCK OPTIONS

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to members of the Board of Directors. The exercise price for each option shall be the average market price of a share of stock on the date of grant.

Options outstanding and activity for the years ended December 31, 2003 and 2002 under this plan, consisted of the following:

	2003		2002
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	126,000	$5.59	106,000	$5.23
Granted	—	—	20,000	$7.50
Exercised	(2,000)	7.50	—	—
Cancelled	—	—	—	—

End of period	124,000	$5.56	126,000	$5.59

At December 31, 2003, these options had a weighted-average remaining contractual life of 5.39 years and all option shares under this plan were exercisable at prices ranging from $5.00 to $7.50.

The Company maintains a stock option plan, which allows for a total of 200,000 common stock options to be granted to eligible directors, officers and key employees. Stock options granted under this plan may be incentive stock options or nonqualified stock options. The Board of Directors may grant incentive stock options or nonqualified stock options to any director, officer, or other employee, including an employee who is a director of the Company. Such shares may be treasury, or authorized, but unissued, shares of common stock. The options granted vest ratably over a three-year period.

The exercise price for options granted as either an incentive stock option or as a nonqualified stock option must be equal to 100 percent of the market price on the day the option is granted, as determined by the Board of Directors. The exercise price under an incentive stock option granted to a person owning stock representing more than 10 percent of the Company’s common stock must equal at least 110 percent of the fair market value at the date of the grant, but in no case less than par value, and such option is not exercisable until five years from the date the incentive stock option is granted.

Options outstanding and activity for the years ended December 31, 2003 and 2002 under this plan, consisted of the following:

	2003		2002
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	105,034	$6.25	73,728	$5.50
Granted	2,700	10.56	38,842	7.50
Exercised	(8,999)	5.87	(6,624)	5.28
Cancelled	(4,001)	7.17	(912)	6.00

End of period	94,734	$6.37	105,034	$6.25

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13)	STOCK OPTIONS, continued

A summary of options outstanding under this plan as of December 31, 2003, is presented below:

Options Outstanding	Range of Price per Share	Weighted Average Price Per Share	Years Remaining	Options Currently Exercisable	Weighted Average Price Per Share
92,034	$5.00 – 7.50	$6.24	6.39	68,139	$5.82
2,700	$10.00 – 11.00	$10.56	9.21	—	—

94,734	$5.00 – 11.00	$6.37	6.48	68,139	$5.82

(14)	COMMITMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2003 and 2002, commitments to extend credit totaled $31,125,000 and $25,591,000, respectively.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The Bank holds collateral supporting these commitments as deemed necessary. At December 31, 2003 and 2002, commitments under standby letters of credit totaled approximately $350,000 and $184,000, respectively.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the other party. Collateral held varies but may include: accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

The Company has an employment agreement with the President and Chief Executive Officer of the Bank. The arrangement provides for an annual base salary, plus medical insurance premiums, and such other benefits which are generally made available to other senior executives of the Company and the Bank. In the event of a change in control of the Company, the officer will be paid a lump sum distribution equal to three times his annual compensation, including bonuses. The agreement expired in February 2003.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(15)	SUPPLEMENTAL FINANCIAL DATA

Components of other non-interest expenses in excess of one percent of total interest and other income for any of the respective years are as follows:

	2003	2002
Supplies and forms	$81,642	95,874
Telecommunication	$96,056	87,842
Data processing expense	$365,189	284,320
ATM processing fees	$102,592	90,533
Directors fees	$85,732	90,871

(16)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices.

Other Investments

The carrying value of other investments approximates fair value.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

Note Payable

The carrying amount of the variable rate note payable is a reasonable estimate of fair value.

Accrued Interest

The carrying value of accrued interest receivable and payable approximates fair value.

FHLB Advances

The fair value of the FHLB borrowings is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, and have short maturities, the carrying value and the fair value are immaterial.

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(16)	FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$9,006,635	9,006,635	6,677,093	6,677,093
Investment securities available for sale	$12,702,669	12,702,669	13,660,229	13,660,229
Other investments	$426,518	426,518	392,568	392,568
Loans	$128,767,235	129,806,601	95,016,120	96,615,610
Accrued interest receivable	$557,241	557,241	568,304	568,304
Liabilities:
Deposits	$140,580,501	141,647,959	107,714,440	108,936,921
Note payable	$2,500,000	2,500,000	1,000,000	1,000,000
Accrued interest payable	$104,675	104,675	110,085	110,085
FHLB advances	$2,500,000	2,652,768	2,500,000	2,845,159

(17)	CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$42,337	12,314
Federal funds sold	403,000	305,000
Investment in subsidiary	12,815,089	9,508,889
Investment securities available for sale	322,219	325,875
Other assets	37,303	23,655

	$13,619,948	10,175,733

Liabilities and Stockholders’ Equity
Note payable	$2,500,000	1,000,000
Accounts payable	25,963	15,343
Stockholders’ equity	11,093,985	9,160,390

	$13,619,948	10,175,733

LIBERTY NATIONAL BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(17)	CONDENSED FINANCIAL INFORMATION OF LIBERTY NATIONAL BANCSHARES, INC., continued

Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Income:
Interest on investment securities available for sale	$16,500	18,349
Interest on Federal funds sold	346	267
Gains from sales of securities	—	2,500

	16,846	21,116

Expenses:
Interest expense	44,195	23,425
Legal and accounting fees	49,787	61,721
Other professional fees	15,237	16,489
Other expense	10,411	7,799

	119,630	109,434

Loss before income taxes and equity in undistributed earnings of bank subsidiary	(102,784)	(88,318)
Income tax benefit	34,947	30,028

Earnings (loss) before equity in undistributed earnings of bank subsidiary	(67,837)	(58,290)
Equity in undistributed earnings of bank subsidiary	1,556,555	1,108,575

Net earnings	$1,488,718	1,050,285

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings	$1,488,718	1,050,285
Adjustments to reconcile net earnings to net cash used by operating activities:
Equity in undistributed earnings of bank subsidiary	(1,556,555)	(1,108,575)
Change in accounts payable	10,620	(3,256)
Gain on sales of securities	—	(2,500)
Change in other assets and liabilities, net	17,413	9,885

Net cash used by operating activities	(39,804)	(54,161)

Cash flows from investing activities:
Proceeds from the sales of securities	—	102,500
Contributions to subsidiary	(1,831,315)	(800,000)

Net cash used by investing activities	(1,831,315)	(697,500)

Cash flows from financing activities:
Proceeds from note payable	1,500,000	1,000,000
Proceeds from exercise of stock options	67,827	34,944
Proceeds from sales of stock	431,315	—

Net cash provided by financing activities	1,999,142	1,034,944

Net change in cash	128,023	283,283
Cash and cash equivalents at beginning of the year	317,314	34,031

Cash and cash equivalents at end of the year	$445,337	317,314